Our Ref:  99384U/EP/kw




Morgan Stanley Aircraft Finance                               15th November 1999
C/o Wilmington Trust Company
1100 North Market Street
Rodney Square North
Wilmington
Delaware 19890
USA


Dear Sirs,

                         MARKET & BASE VALUATION OF THE
                     MSAF PORTFOLIO AS AT 30 NOVEMBER 1999

In accordance with instructions received by facsimile, letter and e-mail from your goodselves, we are pleased to be able to provide our Base Value opinion for a total of 61 aircraft built by Airbus, Boeing and McDonnell Douglas, and one spare engine as identified in the attached portfolio listing (ref:
99384/1199/BV/EP).

Airclaims' valuation of the aircraft takes into account the data supplied by MSAF and by ILFC between June and December 1999 regarding the subject aircraft, their specification and maintenance status. We have additionally referred to the data held in the Airclaims CASE Aviation database to supplement the information required for the valuation process. We have assumed that, unless otherwise indicated, each of the aircraft is a typical example of its type, model and age, and is generally in good condition, with all airworthiness directives (ADs) and significant service bulletins (SBs) complied with.

No physical inspection of the subject aircraft was undertaken by Airclaims in conjunction with this assignment, however a physical inspection of portions of the fleet from within the overall portfolio was performed during July and August 1999.

AIRCRAFT SPECIFICATIONS

The general specification details of the aircraft appear in the attached table. Please note that Airclaims valuations take into account the 'Build Date' of the aircraft, which is taken to be the date of roll-out, first flight, or first delivery, whichever is the earlier.

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VALUATIONS

As requested, we have provided our value opinions under the scenarios of Base Values. Airclaims believes it to be very important that value definitions are understood by all parties and that such values are always considered in conjunction with their definitions.

BASE VALUE

The International Society of Transport Aircraft Trading (ISTAT) defines 'Base Value' as follows:

Base Value is the appraiser's opinion of the underlying economic value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assumes full consideration of its "highest and best use". An aircraft's Base Value is founded in the historical trend of values and in the projection of value trends and presumes an arm's-length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing.

The Base Value as at 30/11/1999 is an interpolation based on our 1999 Base Value opinion (correct to 30th June 1999) and our Base Value opinion correct to 30th June 2000.

The values have also been provided to a) reflect the Theoretical 'Half-Life' value which assumes that all major rotables are midway in airframe hours / cycles or calendar time between their last overhaul and the next scheduled overhaul, and also b) to reflect adjustments made for the actual maintenance status of the airframe, engines, APU and undercarriage.

The Base 'Half-Life' Values are therefore recorded in the attached table. We have additionally provided the 'Adjusted Base Value' which reflects the aircraft's overall position in its maintenance cycle. A third column separates the actual adjustment made for maintenance status.

Whilst the values are given as single figures, it must be borne in mind that the determination of such values involves a multiplicity of variables, and that some variation in perceived value must be expected. In this case we consider that a tolerance of +/- 4% may reasonably apply to the calculated values.

Please note that valuations given by Airclaims are valid only as at the date of issue, subsequent to that date there may be alterations in the world aviation market, or in the status and physical condition of the subject aircraft, its engines or other general factors that may affect Airclaims' valuation.


Yours faithfully,


/s/ Edward Pieniazek
Edward Pieniazek
Director, Consultancy & Information Services

AIRBUS A300-600R

The fleet of 160 A300-600Rs are almost all in operation, with just over 50% of the fleet in use on regional services in Asia. Despite the problems in that region, there have been no disposals of the type, indeed if traffic has fallen or growth slowed, the size of the A300 may be more suited to lower volumes of traffic. American has a fleet of 33, the largest single operator. Japan Air System will take delivery of the last 600R shortly.

There has been very limited activity in the fleet over the past year; AWAS is leasing one returned by Korean to Qatar and one stored since summer 99 is going to Guyana 2000, their second. China Northwest returned one to GECAS at the end of October.

The only other short term availability will be the Emirates fleet of five which is being replaced by A330s and traded into Airbus, who say they have already placed at least two.

Perhaps indicative of the position the marque holds in the marketplace is that a freighter conversion programme is now being widely touted. Given the growing success of the A300B4-200 as a freighter, this would seem to be a logical and natural progression for the type in the longer term, when in our opinion, values will be more conducive to the freighter modification.

AIRBUS A310-300

In the last quarter there have been two sales recorded that involved the A310-300 aircraft, one from Lufthansa to the German Air Force and one traded in by Flightlease/Swissair to Airbus. Most focus has been on leasing.

ILFC had 2 returned from LAB and Passaredo and placed them with Yemenia and Royal Jordanian; Flightlease placed two ex Swissair with Oman Air and Balair CTA will lease one from ILFC.

DASA is launching a 300 Freighter conversion program with Lufthansa rumoured as the first customer, indicative of a future new market for the Series 300.

However, for latter built and higher specification aircraft, such as those with Emirates, we still anticipate demand for these aircraft from new start-ups or airlines taking the first step into longer haul markets.

Emirates are trading in their A310s for A330s up to 2002. Market values and lease rates are softening. Given that the A310-200 freighter conversion programme seemed to be stimulated once values dropped to about $20 million, this may not be far away for some of the older Series 300 aircraft, particularly if the economic conditions on a global basis deteriorate

AIRBUS A320-200

There are 790 A320s in service, six in temporary store, a further 486 on firm order, and 800 more on option/LoI. Undoubtedly the leading Airbus product. Recent new orders have come from America West, GECAS, ILFC and SALE. LTU plans to order 12 to replace leased 737-700s and some of its 757s, average price $45m each.

Transaction activity has mainly been limited in 4Q 1999 to new financings. debis also acquired two 1995 build on sale/leaseback with TACA and one 1991 build Croatia Airlines aircraft from Airbus with lease attached.

Leasing activity has also been limited, with Mexicana taking 2 from debis and UniCapital, America West one from ILFC and Shrorouk one from debis. TransAer is wet leasing a second to Algerian start-up Khalifa and due to lease 2 to Libyan Arab, which also plans new orders. Skyservice and Transmeridian have taken aircraft for the usual winter leases.

Constellation Airlines, a Belgian charter carrier has ceased flying; three A320s were leased from ILFC and Airbus. Availability remains tight for A320s.

The A320 and 737-300 are the mainstays of the modern narrowbody fleets. However, in the leasing markets there is continued, if not increasing competitiveness between lessors for quality airlines, which has pinned back what would otherwise have been an appreciating rental rate.

Many new A320s are being delivered/financed in the $38 to $42 million price range, whilst net pricing can be even lower (e.g. TACA aircraft in 1999 at $35.6 million, a reflection of large order discounting and engine competition). Lease rates of older examples can be obtained around the $270-300,000 per month mark with $325,000 an average for new build.

AIRBUS A321-100

150 Airbus A321s of both variants (Series 100 and 200) are now in service, with a backlog of over 160 orders still to be delivered.

Series 100 aircraft account for 84 of the current active fleet, with only 22 still on order. The more powerful Series 200 has proved to be more popular than the Series 100 with recent orders and commitments.

Being a relatively new type (introduced in the late 1990's), it is not surprising that market activity with the A321 has been limited. Indeed, since January 1999, A321 sales activity has been limited to the sale & lease back of Series 200 aircraft (Aero Lloyd, Air France, British Midland, Sabena, Air 2000 and Asiana Airlines aircraft).

AIRBUS A330/A340

Airbus launched a new family of medium to long haul widebodied jets in June 1987. The A330/A340 family utilise the same, new 18 feet 6 inch wide fuselage and have the same 2 crew cockpit with fly-by-wire control. The long range (6,500nm+) model, the A340 was powered by four 31,200lbt CFM56 engines, whereas the medium range (5,500nm) A330 had two 67,500lbt+ engines - with a choice between the General Electric CF6-80E1, Pratt & Whitney PW4000 series and Rolls Royce Trent 700 series. The A330/A340 have pilot commonality with the narrowbodied 108-180 seat A320 family. The A340 was the first to be developed, flying in October 1991 and receiving certification in December 1992. The first 335 seat A330-300 flew on November 2nd 1992 and was certificated in October 1993. This was the GE engined version, the PW4000 engined version was certificated in June 1994 and the Trent powered version in December 1994.

AIRBUS A330-300

With 52% of the delivered fleet for this variant of A330 in the Asian region it is inevitable that the type would be impacted by this region's crisis. In our opinion, this depressed market is only short term and the new millennium will see the type become an important player in the medium haul markets, especially in the Far East. Indeed, Cathay Pacific is ordering three more for 2001 delivery.

Dragonair returned one to ILFC in October, which was quickly placed with Air Transat in Canada. Debis acquired three aircraft with Sabena leases from Airbus.

AIRBUS A340-300

The only sale of used equipment in the latter half of 1999, was the purchase by debis from Airbus of several machines, which is on lease to Virgin Atlantic. From the same source, debis also acquired an ex-Sabena aircraft msn 36, which has subsequently been leased to Sri Lankan Airlines to replace L1011 equipment.

The other notable transaction in 1999, was the lease of three Air China aircraft by Cathay which were needed to overcome capacity shortages, arising from the airline fleet rationalisation in the wake of the Asian crisis which saw the 747-200/300 fleet sold, leased out or scrapped.

1999 was a difficult year for the widebody but the A340-300 proved to be the most ordered aircraft, receiving 25 orders against only 7 for the 777-200ER, its closest competitor. Lufthansa ordered eight to replace 747-200Bs and smaller A340 Series 200, Lan Chile ordered seven, as did China Airlines who again are disposing of older 747s.

The order by Flightlease for two for use by the SAir Group airline AOM is we believe, an indication of the potential new home for A340-300, i.e. replacing DC-10-30 equipment with second tier carriers. This theory will be fully tested once the SIA fleet is remarketed in the near future.

BOEING 737 CLASSICS

The Boeing 737 family is a series of short to medium haul single-aisle airliners offering between 108 and 190 seats. The current production 'Next Generation' 737 family has four different models (108 seat Series 600, 124 seat Series 700, 160 seat Series 800 and 177 seat Series 900), CFM56-7 engines and two crew EFIS cockpits.

The 737 is the world's best selling jet airliner (having passed 4,000 sales) and was originally introduced in 1968 as the 100-130 seat Pratt & Whitney powered Series 100 and 200/200Adv. of which 1,144 of these variants were built, up until 1988.

In March 1981, after several years of study, Boeing launched a quieter and more cost efficient derivative, the 737-300, with orders from US airlines Southwest and USAir. The new model featured an 8 feet 8 inch stretch to give seating for 126-149; the new CFM56-3 engine which would meet Stage 3 noise rules; a new cockpit with EFIS layout optional; increased weights, more fuel and longer range.

The 737-300 first flew in February 1984 and deliveries began in November 1984. In September 1988 the 10 feet further stretched 737-400 (seating 146-170) entered service, followed by the shorter (737-200 sized) 106 seater 737-500 in February 1990.

Boeing thus had a family of 100-170 seaters with considerable commonality (same cockpit, engines and up to 85% of spare parts), an important feature in the cost-conscious airline world.

In response to increasing competition from the Airbus A320 family, Boeing studied various alternatives in the early 1990s, until it decided on an update to the existing 737. It launched a Next Generation 737 family in January 1994 with orders from Southwest. A larger wing and greater fuel capacity, new CFM56-7 engines with Full Authority Digital Engine Control (Fadec) and increased weights allow improved payload/range, better operating costs and lower noise/emissions. There is a new interior and cockpit, although crew commonality with the 737-300 family is maintained.

The first model, the 126 seat 737-700 (same capacity as the 300) made its maiden flight on February 9th 1997 with certification and first deliveries in December 1997.

The stretched 160 seater 737-800 (9 feet 2 inches longer than the 400) was launched in September 1994 and received its first firm orders (from Hapag Lloyd) in November. The prototype first flew on July 31st 1997 and certification/first delivery occurred in March 1998.

Boeing launched the third family member in March 1995, the 108 seater 737-600 (same size as the 500) with SAS the launch customer. A first flight was made on January 22nd 1998 with certification/first delivery in September 1998.

In November 1997 the 737-900 was launched with an order from Alaska - this is 8 feet 8 inches longer, to seat 177 in 2 classes. Deliveries will start in 2001. Boeing has also developed a Boeing Business Jet based on the Series 700 but with the stronger 800 wing.

Boeing is phasing out the 737-300/400/500 by the end of 1999 to concentrate on the Next Generation family

BOEING 737-300

With a fleet of 1,072 aircraft and the final aircraft just delivered, the 737-300 has proved its popularity and capabilities, becoming the backbone of many of the world's short/medium haul routes in the 1990s, readily accepted in all areas of the world and utilised by all levels of carriers in both scheduled and charter markets.

Probably the most liquid and marketable aircraft in the past decade, it remains the target of operating lessors and airlines alike, although the 737-300 market has been softening during the last 6-9 months as availability increases.

The main focus during 1999 in the 737-300 market was on leasing. 47 leases were recorded, mainly 25 to European carriers (15 charter 10 scheduled), 11 into the US and 8 into Latin America.

Airline-to-airline sales only numbered two, non-EFIS aircraft from easyJet to Southwest. Only four aircraft were acquired by lessors from airlines for onward lease, including TACA to Indigo and Silkair to SALE. 6 aircraft were involved in Sale/Leasebacks and 48 were sold between lessors with leases attached.

There are currently 29 aircraft stored, considerably higher than in recent years, although 8 are in temporary store (TAESA suspended operations) and at least five leases are known to have been arranged for other aircraft. The majority of aircraft are with lessors. The 3Q 1999 demise of three low cost airlines - Color Air in Norway, AB Airlines and Debonair resulted in 7 being returned to lessors and Air Holland also ceased operating in the 4Q and they leased three from GECAS, CIT and Babcock, though they plan to restart with one. These factors increased the immediate availability of 300s.

Amongst the 4th quarter 1999 sales activity has been Indigo acquiring a 1990 build from TACA which continues on lease to Varig. Transavia is disposing of its four early machines, including two 1986 build sold to Pegasus which has arranged a lease with TAESA; Southwest has leased the other two for 4 years

Leases have included one each to Cronus of Greece, Saeta Ecuador, Freedom Air NZ, Frontier and Pro Air in the US and two from AWAS to TAESA of Mexico, though they have temporarily suspended ops after a DC-9 crash and parked their leased fleet of 8.

Deutsche BA returned two 300s to Pembroke Group which has arranged a lease with KLM's new UK low cost carrier buzz; charter carrier British World is also to lease two during 2000 including an ex Garuda aircraft from Babcock. BMA is leasing an ex Color machine from GECAS. French start-up Aeris is to lease two ex Braathens Sweden/Air Europa machines from Babcock.

Frontier has an LoI with GECAS to lease 4 Iberia 737-300s for Feb-May delivery. Balkan Bulgarian also leased two from GECAS, one ex Air Europa.

Availability has been increasing with at least 25-30 aircraft currently being offered for sale or lease. Aircraft are available from Iberia, Varig, TAP, Garuda, Virgin and Istanbul plus the lessors, who as previously mentioned have at least 10 in storage.

Activity in the type has remained relatively strong, despite the arrival of the successor 737-NG models, though it is now softening and the stored fleet reflects this. However, the intense competition between lessors and their desire to place recent new deliveries of 737-700/800s and A320s has resulted in significant reductions in lease rates, with older aircraft at $175K and newer aircraft below $250K. Although actual open market sales have been very limited, the indications are that values are softening as well.

The major focus has been on the leasing market - with lessors acquiring aircraft with existing leases or SLBs. The lack of airlines actually buying used 737-300s is indicative of the role the -300 is now playing. With newer generation types now available, the 737-300 may represent a short/medium term method of adding capacity, i.e. by leasing, before newer types are introduced. Nevertheless, with substantial numbers of Stage 2 types still to be replaced, it is remains an attractive and increasingly affordable replacement.

BOEING 737-400

The last Boeing 737-400 has just been delivered to give a fleet of 482 aircraft.

Competition from 737-NGs and A320s and the increasing availability of the 'classic' generation of 737s are placing Series 400 market values and operating lease rates under increasing pressure.

Transaction activity to date in 4Q 1999 has primarily involved sale/leaseback deals including KLM to Icon Capital with two 1988/90 build aircraft and Pembroke selling a 1994 build to Oasis with a Macedonian (Olympic subsidiary) lease attached. UniCapital has also acquired a 1991 build leased to KLM from AAR.

New leases included one each from ILFC to Oman Air and Pharoah Airlines. Sahara Airlines India are due to lease one ex Jet Airways lease from Hanway Corp. Boullioun have arranged to lease two ex Istanbul aircraft to Belgian charter airline CityBird, as they move into narrowbody charters during 2000. A new Cypriot charter airline Helios has arranged to lease an ex Future 400 from GECAS in May 2000.

Virgin plan to use up to 5 for their new Australian low cost domestic operation in 2000, whilst Spirit Airlines plans to start with two leased from a European carrier in May.

Availability is around a dozen, including Air Berlin (5), Icelandair, SunExpress and THY machines (one already stored after return to Arab Leasing); with KLM and Sunrock machines available in 2000. The upgrading of the charter fleets in general with 737-800s etc is leading to Series 400 replacement.

European carriers account for almost 50% of the 737-400 fleet, with 60 aircraft in charter use. Scheduled carriers, such as Aer Lingus, BMA and THY, are planning their replacement programmes and British Airways is likely to replace theirs with A320s in the early years of the next decade.

With the availability of brand new 737-700/800s at very competitive rates, lease rates (currently $220-270K) and values have been reducing. There continues to be an appetite in Europe and the US, although in the longer term it is more likely to be the developing markets such as Latin America that provide demand for the marque as a Stage 2 aircraft replacement.

BOEING 737-500

There are 385 Boeing 737-500s in service and two in store. Production has now also ceased. The current market is firm for the type and saw limited activity during 1999, with most of the fleet remaining with their operators.

During the fourth quarter of 1999, Braathens did an SLB on two 1989/90 build aircraft with Babcock and CIT acquired two on lease to Sabena.

Air France leased in two ex Malaysia machines from GECAS and Nordeste one ex Air Pacific machine from Babcock. Malev is due to lease 3 ex Hapag Lloyd shortly. One AWAS aircraft, returned from Uganda in December, is currently stored. Air Zena of Gerogia and Galaxy of Greece are each leasing one ex Hapag Lloyd.

With more limited availability than the 737-300/400, the market is firmer. Lease rates weakened in 1999 compared to 1998, impinged by competitive Series 300 rates, and in our opinion the attainable rental rates currently range between $185,000 and

$240,000 per month for the 737-500. However, despite being a niche aircraft, the 500 fared better than the more numerous Series 300.

There were only some eight leases during 1999, led by Air France (30, reflecting the low availability; most activity was in Europe. The 500 is more suited to scheduled service than charters, as its size is below optimum 150 seat charter size. Existing Series 500 users are probably the main targets.

British Airways is reported to be seeking aircraft in the short term prior to A318 deliveries.

BOEING 747-300

The 747-300 has come under major market pressure during 1999, with 15 of the 79 strong fleet now stored - almost 20% and more available.

Activity has been very low key since Cathay leased five to PIA back in Spring 1999. African Star, a new South African start-up leased one from Singapore in April but it has yet to enter service. Corsair leased one ex Singapore machine in October 1999 from Citibank ACMI specialist Air Atlanta Icelandic has just leased the first of two ex Swissair 300 Combis to replace older 100/200s being retired. Lease rates are in the $300-350K region according to industry opinion. Bellview of Nigeria has expressed interest in leasing one.

Increased availability (25% of the fleet) and lack of demand has led to significant softening in attainable trading prices. The changes in the market for the 747-300 have resulted in part from the financial crisis which gripped the major Asian economies. Asia is the region of the world which has the greatest share of the 300 Series population (50%). Deliveries of 777s has led to the type being replaced on intra Asian services by Cathay, Singapore, Malaysia and Thai.

In addition, Sabena, Swissair and Varig have phased out the marque..

The other factors at play include the fact that these aircraft only recently reached the end of their first life phase (approx. 15 years of service) and there has been a realisation (now that many aircraft are available) that the aftermarket is small and consists of low capital carriers and 'shrewd opportunists', neither of which will pay high prices. The 747-300 market is expected to remain soft during 2000.

BOEING 747-400

The 747-400 remains the premier high capacity long haul type, with a fleet of 450 and 45 more passenger/Combi variants on order. The problems in the Asian economies and consequent slowdown of traffic growth affected most widebodies, and the 747-400 in particular, as the main long haul markets are to the Asia/Pacific region. Orders were cancelled or deferred and carriers like BA and United switched orders to more 777s.

All this exposed the fragility of the supply/demand balance in the long haul market. Boeing is cutting production of 747-400s to between 1-2 a month in 2000, with many of the slots for the freighter version. The passenger 400 is considered to be in the latter years of its production cycle, with smaller types like the A340-600/777-X and the larger A3XX likely to provide strong competition in the next decade. There may be some top-up orders (e.g. KLM/Alitalia for five) but new demand is limited.

Some airlines have taken the opportunity to acquire whitetails at attractive prices, such as South African, Air Namibia, whilst Northwest secured some 1999 slots given up by another airline. Although some of the Asian economies are now recovering, demand for the 747-400 remains currently depressed, as its size limits its economic use to the world's busiest trunk routes, most of which are to Asia.

4Q 1999 activity has seen only one event, the Amiri Flight in the UAE acquiring a new build 400 cancelled by Philippine Airlines, for VIP use.

Air Namibia acquired a new 400 Combi from Boeing which Asiana does not require, to replace its leased 747SP; deal price is $114m.

Boeing is offering three 1998/99 build whitetails, Asiana three used 400 Combis and MAS two Combis

The belief is that these recent sales have been concluded in a depressed market, perhaps even a distress scenario. This would be consistent with historical data which illustrates the greater price volatility and susceptibly of long-haul widebody equipment to downturns, a situation which is further exacerbated by prospective buyers being very aware of "product branding" and having no need for existing airline specific interior configurations.

Nevertheless, we recognise that there exists a possibility that the recent lower pricing heralds a "Sea change" in the markets perception of the type, although it is very easy to be overly influenced by short term market forces, be it a boom or bust scenario, a 'trap' we endeavour to avoid.

BOEING 757-200

The 757-200 is a 180-240 seat single aisle airliner which entered service in 1982. It shares the 2 crew cockpit and systems commonality with the widebodied 767 and is powered by Rolls-Royce RB211-535 or Pratt & Whitney PW2000 engines, which meet the latest Stage 3 noise regulations. It has a range of 4,000nm and is available with various MTOW options between 220-255,000lb.

A stretched Series 300, seating between 230-270, has just entered service with German charter carrier Condor. The 757 has proved popular in a number of key markets:

a) Scheduled Services with US Majors - it is an ideal fit between the 150 seat 737/A320 and the widebodied 200-250 seaters like the 767. It has transcontinental US range;

b) Scheduled Services in other markets - especially Asia (China particularly) and Europe (mainly British Airways);

c) Charter Services in Europe - it has the capability to operate non-stop throughout Europe, also transatlantic; a very flexible aircraft which has served the market for over 15 years. It also operates in the North American charter market;

d) Freighter and VIP roles. Despite the launch of the stretched Series 300 to encourage the 'family concept', the 757-200 is not gaining any material sales and it may well have 'missed the boat' in terms of extending the production run of the Series 200 by any significant amount.

Despite the launch of the stretched Series 300 to encourage the 'family concept', the 757 has won only 3 new orders during 1999 and the backlog is down to 72. Production rate cuts are occurring in 2000 and are likely to drop further in 2001.

The 757-200 is now capably challenged by the 737-800/900, and by the A321, both members of larger, well established families featuring commonality at the core. Another example perhaps, where the type's peak acceptance has passed.

However, we should not forget that, with a fleet of almost 900 757s in service, the 'orphanisation' effect is certainly not as pronounced as it could have been. The 757-300 is in 'sleeper' mode at this time, but could well benefit from the next round of orders in 2001-2003, especially in the US. The 757 is still a remarkable aircraft, in terms of flexibility and performance. Boeing is also touting a longer range 200X.

Market activity in the 4th quarter of 1999 has been relatively subdued, financings of a few new aircraft.

Air Holland ceased flying and their four Rolls powered 757s have been returned to AWAS, Tombo, Finova and ING, who have placed theirs with Martinair. Sunrock leased a 1994 build ex Iberia aircraft with National. Air 2000 will lease an ex Britannia Sweden machine from CIT. Condor sold a PW powered 200 to Pegasus for lease to Mexicana and also returned their single RR powered 200 to Lufthansa Leasing. LTU sold its eleven to UniCapital in an SLB for $280m, eventually replacing some with 12 new A320s to be ordered.

The major 757 event of 1999 was the British Airways/Boeing deal for 34 of the 535C powered fleet (1982-89 build) which will be freight converted for DHL; average sale price is estimated at around $20m each.

Availability is on the increase, at least 16 aircraft are being offered including aircraft with Iberia, El Al, FAT, Air Transat, Condor, El Al and Britannia.

The 757 market during 1999 was concentrated around several operators. National Airlines, a start-up in Las Vegas, was the most prominent, leasing in nine aircraft from Pembroke, ILFC, Sunrock, Boullioun, UniCapital and Magellan. These included new aircraft which British Airways declined to take delivery of. National is likely to be expanding its 757 fleet.

UK charter carriers Flying Colours leased in four ex Transaero leases; Air 2000 re-leased one of their previous aircraft from CIT in December. China Xinjiang leased one from GECAS in Jan 99; American Trans Air acquired one from ILFC, ex AeroPeru lease; Arkia bought an ex Istanbul machine from Babcock.

Mexicana has arranged to lease one 1990 build PW2000 powered which Pegasus acquired from Condor in December 1999.

The European charter market has been a traditional major source of business for leasing companies, although the A321 is proving strongly competitive. The higher weight/ETOPS aircraft are most suited for this role.

BOEING 767-200/EM/ER

The Boeing 767-200 family was launched in 1978 and the first aircraft, a 767-200, was delivered to United Airlines in August 1982. The aircraft in the family can carry between 174 and 274 passengers over ranges of up to 6,800nm. As of 13th November 1998, 222 aircraft are in service or storage with 36 operators in 27 countries. There are no aircraft publicly on order, but theoretically the aircraft is still available as Boeing are quoting a list price.

The aircraft is offered in four basic variants and has been equipped with 13 different engine variants. The -200 variant is used mainly on domestic US routes whereas the 200ER's and 200ERM's are capable of much longer-range operations. The 200EM's are 200's which have been modified for ETOPS operations, and are used on transatlantic routes. The table shows the distribution of the different variants under the categories of Operators and their respective countries. Boeing have grown the 767 product line via the introduction of the 300 and 400 series, which are basically stretched versions of the 200 series.

In our opinion the 200EM/ER can be divided into two broad categories:
o Mid 1980s aircraft using CF6-80A or JT9D-7R4 series of engine and offering weights up to 360,000lb.
o Late 1980s and 1990s aircraft utilising the successor engines, namely the CF6-80C2B family or PW4000 Series which enable MTOWs of up to 387,000lb and which are ultra long range aircraft.

The market for the 767-200ER is much more problematic than with its more popular big brother, the 300ER. A small population, diluted by a range of engine choices and available weights, is further complicated by intermediate variants such as the EM. The 200ER is a classic niche aircraft application.

Recent activity has been limited. Airborne Express acquired one of five it has arranged to acquire from GECC, ex TWA lease, for conversion to cargo usage. LAN Chile leased a 1990 build 200ER from AWAS after return from Aeromexico whilst ILFC had a 200ER returned from Transbrasil

Ethiopian continue to seek SLBs on two 200ERMs and a TWA 200EM is also offered, as is a 1984 200ER with Air Gabon lease.

Prospective markets for the marque include long haul start ups, or smaller less developed countries taking steps into the long haul market, for which perhaps Latin America, Africa and the countries evolved from the CIS offer good potential for such aircraft. A freight conversion program (the 200SF) is also likely to be launched by Boeing, whilst a lessor and ABX's interest in additional machines for their network may result in further acquisitions.

BOEING 767-300/ER

Boeing began offering a stretched version of the 767-200 in February 1983. This aircraft was called the 767-300. The first aircraft, a 767-300, was delivered to JAL in January 1986. The 767-300 family now comprises 3 variants which as well as the basic 300 are the longer range 767-300ER and the 767-300 Freighter. The aircraft in the family can carry between 210 and 261 passengers over ranges of up to 6,250nm. The freighter can transport 121,000lbs of freight over 3,270nm.

The 767-300ER fleet numbers 404 with 44 more on order and when powered by PW or GE engines has proven to be one of the world's most flexible aircraft and well favoured by airlines, lessors and financiers. The aircraft has been a major contributor to the proliferation of twins on the North Atlantic opening up new city pairs between secondary and tertiary cities as well as facilitating frequent service between major airport hubs.

In the European charter market, when the aircraft's flexibility is perhaps more paramount, the 767-300ER has been much favoured, enabling the airline to switch between destinations which can be influenced by exchange rates, a critical factor for tourism.

The market for the Rolls-Royce powered 300ER is receiving its first test as British Airways disposes of up to 8 aircraft, with one parked in November. Qantas is one possible taker of aircraft in the short term to cope with the 2000 Olympics extra traffic.

Although there has been no recent "open market" sales involving the variant, the leasing market has been a little more active. Balair CTA leased a second 1992 build from Itochu, ex Air Europe lease (for 1 year); Air Seychelles arranged to lease a new ILFC aircraft from 2001.

Almost inevitably the ready placement of 300ERs has been achieved by a lowering of lease rates and informed opinion implies that it is now difficult to break the $700,000 per month barrier even with very young equipment, indeed sub $600,000 per month has been mentioned.

Although the 767-300ER has to date exhibited good value retention in our opinion this will not be replicated over the next few years. The marque is now facing strong competition from the Airbus A330-200 and we are envisaging some major fleets being replaced by newer technology, which will lead to a softening in values, albeit that such events open up new opportunities.

Availability includes two 1995 aircraft with Royal Brunei, three 1992 build Itochu Airlease aircraft currently leased to Balair/Air NZ from May-Sept 2000, a 1994 build from TACA, Aviation Investors Int'l are offering a 1991 build currently leased to SAS whilst AWAS have one from April 2000 ex Lauda.

The market is starting to see increasing 767-300ER disposals, with British Airways to sell eight of theirs; Air France replacing five with A330-200s, Gulf Air reducing their fleet and LAN Chile and SAS selecting the A330/A340 to start replacement. Having said this, new operators of the type continue to emerge including Balair (replacing A310s), Eurofly and LAPA.

Long term, the fleet plans of the three largest operators (Delta, American and United -146 in total) will be key, but they have no announced replacement plans
- their 767-200s would be the first to go.

The flexibility of the 767-300ER make it an attractive type in the passenger market for secondary carriers seeking additional or their first widebody equipment.

There are also good long term prospects of part of the passenger fleet being converted to freighters - UPS already operates the new build version and a 767-200 conversion program will be launched shortly.

FOKKER 70

Cessation of production has left a fleet of 48 aircraft with 13 different operators. The only notable transaction we aware of is KLM's impending purchase of two Silk Air aircraft. This is indicative of the strong demand for the type.

FOKKER 50

The Fokker 50 program was launched in November 1983 to succeed the successful F.27, which had been in production since 1955 and which would have reached a production run of 580 when the F50 replaced it. The design combined the F.27 fuselage with PW125B engines, 6 bladed propellers, increased use of composites, new smaller windows; hydraulic systems; new EFIS cockpit; and new interior. Overall there was an 80 percent change.

The first aircraft flew on December 28th 1985 and certification was received in May 1987 with initial deliveries three months later. FAA certification was granted in March 1989. 196 Fokker 50s remain in service, 10 are in store, making a combined current fleet of 206, including 11 military/utility aircraft.

The Fokker 50 continues to be primarily a leasing vehicle. During 1999 there have been some 24 aircraft leases, with all activity in Europe. A major source of supply has been the PAL aircraft with others ex Rio Sul. Lessees have included Skyways in Sweden, Air Nostrum, BASE Airlines, Denim Air and Newair of Denmark. Flying Enterprise of Sweden acquired two. Attainable lease rates are reported to be in $55,000-$65,000 per month range. This is perhaps indicative of the uncertainty surrounding the residual values of turboprops following the continued success of regional jets.

Trends in the regional market indicate a growing emphasis for turboprops to be increasingly replaced by 'regional jets' or fast turboprops in the major markets. SAS have already decided to replace their F.50 fleet. The longer term future for the Fokker 50 is likely to be in developing countries, where its rugged structure and high wing make it an attractive 50 seater for route development.

MD-80 FAMILY

The MD-80 family currently consists of 1159 in service and 22 stored, with the final aircraft built recently delivered to TWA. As with the A320 and 737 (CFM) families, the MD-80 has also been a mainstay of the narrowbody fleets, albeit its peak acceptance has now passed. Major airlines continue to slowly move out of MD-80s.

During the past two years we have recorded some 60 MD-80s moving to new operators by way of purchase or lease; Europe and the USA with 25/26 respectively continue to be the main markets, with smaller numbers to Latin America (7), Africa and Asia (2 each). Activity has mostly focussed on secondary and charter carriers.

Immediate MD-80 availability is increasing as more airlines upgrade their fleets to the A320 or 737 families. Swissair is being followed by Austrian, Alaska, Korean and Spanair. American is to replace merged Reno Air MD-80s with737-800s. Alitalia is starting to consider a replacement type for their 90.

In Europe Edelweiss switched to A320 for environmental considerations, whilst the wider cabin is also proving more popular in the charter market. With increasing availability of used 737-300/400s and A30s on the used market and from leasing companies, plus competitive lease rates for new aircraft, the MD-80 faces a more competitive marketplace. Values and lease rates for MD-80s have softened during 1999 in the light of these factors.

The longer term MD-80 market is very dependent on the fleet plans of major US operators, the top 5 account for 50% of the fleet. US Airways with 31 is to follow Alaska (36) in replacing theirs.

American and Delta with 400 between them have chosen the 737-800 for longer term replacement (likely to start in around ten years time).

Although the MD-80 is more marginally Stage 3 compliant than its competitors, PW is working on improvements to the JT8D-200's noise/emissions. The type is expected to continue to play a major role in the 150 seat market for the foreseeable future, albeit we would anticipate a softening in values and rates as the large fleets begin to disperse. There are still considerable numbers of types like 727/737-200s and DC-9s to eventually be replaced.

With a fleet of 584, the MD-82 is the single most popular variant.

Sales activity was limited during 1999 with the major event being China Eastern selling ten aircraft to GECAS as part of an agreement to lease new aircraft.

4th quarter 1999 MD-82 activity has been limited to transactions involving leased aircraft - seven aircraft bought at the end of their leases to American, Continental and SAS. SAS also sold and leased back 15 as part of a package of 30 to Commercial Aircraft Leasing, a new joint venture with GECAS.

New leases were limited to Spanair leasing two from GECAS, Aeromexico taking one from CIT and Spirit one ex Austrian and one ex China Northern, from Cal Del Inc.

Two leased to Continental and US Airways were sold with leases attached between US SPCs. Availability includes three for lease from failed Sun Air in South Africa and five in-service machines, US Airways and Northwest parked ten aircraft between them. Alaska returned one to Pegasus.

MD-83

The longer range MD-83 has a population of 277, of which one is stored.

MD-83 activity in 4Q 1999 has also been relatively low key - with just one aircraft with an AOM lease attached sold between TLC Property and Athena BV. TWA continued to finance new delivered aircraft, amongst the last MD-80s to be built.

There was no new lease activity since the 3Q leases to Spanair, Avioimpex and Aeromexico of one each. Availability includes 2 with Spanair and one each with American and FAT.

MSAF PORTFOLIO - BASE VALUATION AS AT 30 NOV 99
--------------------------------------------------------------------------------
TYPE   VAR.   MSN     REG'N      DoM       REMARKS                     ENGINES
                              (ILFC data)                              TYPE &
--------------------------------------------------------------------------------

A330   300    54      EI-SHN     Apr-94    BUILD DATE 02/94 (CASE)     CF6
A340   300    94      3B-NAV     Mar-95    BUILD DATE 03/95 (CASE)
                                                  + DAMAGE HISTORY     CFM56
A320   200    279     C-FLSF     Feb-92    BUILD DATE 12/91 (CASE)     CFM56
A320   200    393     G-CVYD     Feb-93    BUILD DATE 12/92 (CASE)     IAE V2500
A320   200    397     C-GVXA     May-93    BUILD DATE 12/92 (CASE)     CFM56
A310   300    409     A4O-OA     Nov-85                                PW JT9D
A310   300    410     A4O-OB     Nov-85                                PW JT9D
A320   200    414     EI-TLR     Mar-93    BUILD DATE 02/93 (CASE)     IAE V2500
A320   200    428     EI-TLG     May-94    BUILD DATE 01/94 (CASE)     IAE V2500
A310   300    437     PP-PSD     Feb-87    BUILD DATE 11/86 (CASE)     PW JT9D
A320   200    446     G-MONZ     Oct-93    BUILD DATE 08/93 (CASE)     CFM56
A300   600R   555     N8888P     Mar-90                                PW4000
A321   100    557     CS-MAB     Dec-95    BUILD DATE 11/95 (CASE)     IAE V2530
A321   100    597     TC-ONI     May-96    BUILD DATE 04/96 (CASE)     IAE V2530
A300   600R   625     N88887     Mar-92    BUILD DATE 11/91 (CASE)     PW 4000
F-70          11564   HA-LMA     Dec-95                                RR TAY620
F-70          11565   HA-LMB     Feb-96                                RR TAY620
F-70          11569   HA-LMC     Mar-96                                RR TAY620
F-50          20232   PH-JXJ     Oct-91                                PWC100
F-50          20233   PH-JXK     Oct-91                                PWC100
B737   300    23255   N662SW     Jun-85    BUILD DATE 05/85 (CASE)     CFM56
B737   300    23256   N663SW     Jul-85    BUILD DATE 06/85 (CASE)     CFM56
B757   200    23767   G-OOOA     Apr-87    BUILD DATE 02/87 (CASE)     RB211
B737   300QC  23788   F-GIXH     May-87                                CFM56
B767   200    23807   VH-RMO     Aug-87    BUILD DATE 07/87 (CASE)     GE CF6
B737   300F   23811   TF-FIE     Sep-87    BUILD DATE 08/87 (CASE)     CFM56
B747   300    24106   PP-VOA     Apr-88    BUILD DATE 03/88 (CASE)     GE CF6
B737   400    24234   N242GD     Oct-88    BUILD DATE 09/88 (CASE)     CFM56
B757   200    24260   N757GA     Dec-88    BUILD DATE 11/88 (CASE)     RR RB211
B737   300    24299   PP-SFM     Nov-88    BUILD DATE 07/88 (CASE)     CFM56
B757   200    24367   G-FCLG     Feb-89    BUILD DATE 12/88 (CASE)     RR RB211
B737   300    24449   LY-BAG     Apr-90                                CFM56
B737   400    24707   EC-FXQ     Jun-91    BUILD DATE 05/91 (CASE)     CFM56
B767   300    24798   HL7264     Oct-90    BUILD DATE 08/90 (CASE)     GE CF6
B767   300ER  24875   ZK-NCE     Jun-91    BUILD DATE 05/91 (CASE)     CF6
B747   400    24955   B-HOX      Sep-91    BUILD DATE 08/91 (CASE)     RB211
B757   200    24965   N758MX     Mar-92    BUILD DATE 02/92 (CASE)     PW2000
B757   200    25044   B-27001    May-91    BUILD DATE 04/91 (CASE)     PW2000

B737   400    25104   N771AS     May-93    BUILD DATE 04/93 (CASE)     CFM56
B737   400    25105   N772AS     Jul-93    BUILD DATE 06/93 (CASE)     CFM56
B767   300ER  25132   EI-CPV     Feb-92    BUILD DATE 01/92 (CASE)     CF6

B737   300    25161   CS-TIK     Feb-92    BUILD DATE 01/92 (CASE)     CFM56
B737   500    25165   LN-TUX     Apr-93    BUILD DATE 03/93 (CASE)     CFM56
B737   400    25371   SX-BKK     Jan-92    BUILD DATE 12/91 (CASE)     CFM56
B767   300ER  26256   G-OOAN     Apr-93    BUILD DATE 02/93 (CASE)     GE CF6
B767   300ER  26260   DQ-FJC     Sep-94    BUILD DATE 08/94 (CASE)     GE CF6
B757   200    26266   G-BYAF     Jan-93    BUILD DATE 11/92 (CASE)     RB211
B757   200    26272   N805AM     Mar-94    BUILD DATE 12/93 (CASE)     PW2000
B737   400    26279   TC-AFM     Feb-92    BUILD DATE 01/92 (CASE)     CFM56
B737   400    26291   TC-JEF     Aug-93    BUILD DATE 07/93 (CASE)     CFM56
B737   300    26295   B-2937     Dec-93    BUILD DATE 11/93 (CASE)     CFM56
B737   500    26304   LN-BUC     Sep-94    BUILD DATE 08/94 (CASE)     CFM56
B737   400    26308   HL7235     Nov-94    BUILD DATE 10/94 (CASE)     CFM56
B737   300    26309   N73380     Dec-94    BUILD DATE 10/94 (CASE)     CFM56
B737   300    27635   PH-TSZ     May-95    BUILD DATE 04/95 (CASE)     CFM56
B757   200    28160   N701TW     Jul-96    BUILD DATE 06/96 (CASE)     PW2000
MD-80  83     49657   N939AS     Feb-88    BUILD DATE 02/88 (CASE)     PW JT8D
MD-80  83     49822   F-GHEB     Dec-88    BUILD DATE 10/88 (CASE)     PW JT8D
MD-80  83     49824   N9420D     Mar-89    BUILD DATE 11/88 (CASE)     PW JT8D
MD-80  82     49825   N940AS     Mar-89    BUILD DATE 02/89 (CASE)     PW JT8D
MD-80  83     53050   N831LF     May-90    BUILD DATE 02/90 (CASE)     PW JT8D
ENGINE        704279      -      1995                                  GE CF6

--------------------------------------------------------------------------------
BV (HL) =   BASE VALUE (HALF LIFE CONDITION)

ADJBV  =    ADJUSTED BASE VALUE (ADJUSTED FOR MAINTENANCE CONDITION)


--------------------------------------------------------------------------------
TYPE                      MTOW       TOTAL     TOTAL      TOTAL     AS AT...
            VARIANT       (LB)       SEATS     HRS        CYC
--------------------------------------------------------------------------------

A330        80E1A2        473,993    315       20,798     4,542     30-Jun-99
A340        5C3G          588,628    301       14,174     2,398     30-Jun-99
A320        5A3           169,754    180       28,258     10,786    30-Jun-99
A320        A1            166,447    180       15,798     6,401     30-Jun-99
A320        5A3           169,754    168       27,247     10,688    30-Jun-99
A310        7R4E1         330,690    175       42,426     15,631    30-Jun-99
A310        7R4E1         337,300    175       43,240     15,478    30-Jun-99
A320        A1            166,447    168       13,366     7,146     30-Jun-99
A320        A1            169,754    180       14,364     5,712     30-Jun-99
A310        7R4E1         337,300    256       47,618     10,159    30-Jun-99
A320        5A3           169,754    180       21,258     8,091     30-Jun-99
A300        4158          375,880    265       21,661     7,012     11-Jul-99
A321        A5            187,393    178       9,163      6,186     30-Jun-99
A321        A5            183,000    220       9,580      3,672     30-Jun-99
A300        4158          375,880    268       20,061     8,251     30-Jun-99
F-70        15            81,000     75        7,577      5,008     31-May-99
F-70        15            81,000     75        7,488      5,215     31-May-99
F-70        15            81,000     75        7,472      5,182     31-May-99
F-50        125B          45,900     50        14,112     13,425    07-Mar-99
F-50        125B          45,900     50        14,760     13,990    07-Mar-99
B737        3B1(20k)      135,000    137       42,233     35,044    31-May-99
B737        3B1(20k)      135,000    137       42,168     33,432    31-May-99
B757        535E4         240,000    233       55,467     18,105    31-May-99
B737        3C1 (22k)     139,500    126       27,231     17,022    31-May-99
B767        80A2          345,000    290       41,386     18,347    31-May-99
B737        3B2 (22k)     138,500    FRT       28,906     15,414    26-Jun-99
B747        80C2B1        833,000    395       50,289     9,437     31-May-99
B737        3B2 (22k)     143,500    159       28,777     12,306    31-May-99
B757        535E4         250,000    175       35,206     8,654     30-Jun-99
B737        3B2 (22k)     137,000    132       29,989     16,709    30-Jun-99
B757        535E4-37      250,000    179       36,391     9,782     07-Apr-99
B737        3B2 (22k)     138,500    120       25,703     14,569    16-May-99
B737        3C1(22k)      138,500    168       22,558     18,882    31-May-99
B767        80C2B6F       345,000    249       25,208     15,625    28-Jun-99
B767        80C2B6        408,000    234       42,086     7,900     31-May-99
B747        524H2-19      870,000    398       39,946     6,449     31-May-99
B757        2040          255,500    193       27,157     8,820     26-May-99
B757        2040 (37k)    250,000    201       30,869     17,202    31-May-99
B737        3C1 (23.5k)   143,500    140       21,537     12,801    25-Jun-99
B737        3C1(23.5k)    143,500    140       21,614     12,689    10-Jul-99
B767        80C2B6F       407,000    260       26,081     10,596    31-Mar-99
B737        3B2 (22k)     138,500    144       21,427     12,446    31-May-99
B737        3B1 (18.5k)   121,500    117       15,060     14,288    31-May-99
B737        3C1 (23.5k)   150,000    159       19,404     9,723     31-May-99
B767        80C2B6F       407,000    327       34,093     4,948     31-May-99
B767        80C2B6F       380,000    263       20,197     4,134     20-Jun-99
B757        535E4-37      250,000    235       25,521     8,824     31-May-99
B757        2037          230,000    180       17,658     7,346     30-Jun-99
B737        3C1(23.5k)    150,000    170       23,961     10,175    31-May-99
B737        3C1(23.5k)    150,000    150       17,470     9,298     31-May-99
B737        3C1 (20k)     135,000    148       14,464     9,933     30-Mar-99
B737        3C1(18.5k)    116,500    120       10,769     15,729    31-May-99
B737        3C1(22k)      130,000    150       9,436      12,731    31-May-99
B737        3B1(20k)      135,000    124       14,339     7,847     09-Jul-99
B737        3C1 (22k)     138,500    149       15,576     5,781     31-May-99
B757        2037          235,000    210       10,434     3,619     26-May-99
MD-80       219           160,000    140       35,257     20,382    30-Jun-99
MD-80       219           160,000    159       22,460     13,892    31-May-99
MD-80       219           160,000    142       27,633     19,555    30-Jun-99
MD-80       219           149,500    142       31,536     19,364    24-Jun-99
MD-80       219           149,500    142       24,327     20,264    30-Jun-99
ENGINE      80C2B6F(QEC)      -          -     15,443     4,357     20-Jul-99
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TYPE   LESSEE/                 LESSEE        01-Nov-99     01-Nov-99   MAINT ADJ
       OPERATOR                COUNTRY        BV (HL)        ADJBV     @ 11/99
--------------------------------------------------------------------------------

A330   AER LINGUS              IRELAND        $74.95m       $75.19m       $0.24
A340   AIR MAURITIUS           MAURITIUS      $80.79m       $81.14m       $0.35
A320   CANADIAN AIRLINES       CANADA         $28.79m       $28.87m       $0.08
A320   CALEDONIAN              UK             $29.93m       $29.93m       $0.00
A320   CANADA 3000             CANADA         $29.98m       $30.16m       $0.18
A310   OMAN AIR                OMAN           $19.26m       $18.67m      -$0.60
A310   OMAN AIR                OMAN           $19.62m       $18.74m      -$0.89
A320   TRANSAER COLOGNE        IRELAND        $30.26m       $30.34m       $0.08
A320   TRANSAER                IRELAND        $31.35m       $31.67m       $0.32
A310   PASSAREDO               BRAZIL         $20.79m       $21.32m       $0.53
A320   MONARCH AIRLINES        UK             $30.46m       $30.18m      -$0.28
A300   CHINA AIRLINES          TAIWAN         $43.50m       $43.82m       $0.32
A321   AIR MACAU               MACAU          $35.84m       $35.25m      -$0.60
A321   ONUR AIR                TURKEY         $36.58m       $36.09m      -$0.50
A300   CHINA AIRLINES          TAIWAN         $46.27m       $45.60m      -$0.67
F-70   MALEV                   HUNGARY        $12.16m       $11.88m      -$0.28
F-70   MALEV                   HUNGARY        $11.32m       $11.09m      -$0.23
F-70   MALEV                   HUNGARY        $11.62m       $11.36m      -$0.26
F-50   KLM CITYHOPPER          NETHERLANDS    $6.14m         $6.14m       $0.00
F-50   KLM CITYHOPPER          NETHERLANDS    $6.14m         $6.14m       $0.00
B737   SOUTHWEST AIRLINES      USA            $15.10m       $14.62m      -$0.48
B737   SOUTHWEST AIRLINES      USA            $16.46m       $16.40m      -$0.06
B757   AIR 2000                UK             $27.03m       $28.01m       $0.98
B737   AEROPOSTALE             FRANCE         $19.59m       $19.41m      -$0.18
B767   ANSETT AIRLINES         AUSTRALIA      $28.62m       $28.84m       $0.22
B737   ICELANDAIR              ICELAND        $19.53m       $19.38m      -$0.15
B747   AOG (ex-Varig)          BRAZIL         $47.11m       $46.63m      -$0.48
B737   BLUE PANORAMA /TAESA    ITALY          $20.77m       $21.62m       $0.85
B757   NATIONAL AIRLINES       USA            $29.63m       $30.42m       $0.79
B737   VASP                    BRAZIL         $19.28m       $20.00m       $0.72
B757   FLYING COLOURS          UK             $29.43m       $28.94m      -$0.49
B737   LITHUANIAN              LITHUANIA      $20.73m       $21.07m       $0.34
B737   AIR EUROPA              SPAIN          $22.46m       $22.80m       $0.34
B767   ASIANA                  S KOREA        $48.38m       $49.10m       $0.72
B767   AIR NEW ZEALAND         NEW ZEALAND    $54.81m       $54.44m      -$0.36
B747   CATHAY PACIFIC
         AIRWAYS               CHINA          $83.14m       $82.01m      -$1.13
B757   MEXICANA                MEXICO         $34.57m       $34.41m      -$0.16
B757   FAR EASTERN
         AIR TRANSPORT         TAIWAN         $32.83m       $33.14m       $0.30
B737   ALASKA                  USA            $25.60m       $25.51m      -$0.09
B737   ALASKA AIRLINES         USA            $25.42m       $24.60m      -$0.82
B767   AIR AFRIQUE/AIR
         EUROPA ITALY          ITALY          $56.12m       $56.50m       $0.38
B737   AIR MALTA               MALTA          $22.64m       $22.67m       $0.03
B737   BRAATHENS SVERIGE       SWEDEN         $20.77m       $20.56m      -$0.21
B737   OLYMPIC                 GREECE         $25.06m       $24.69m      -$0.38
B767   AIR 2000                UK             $58.51m       $59.89m       $1.38
B767   AIR PACIFIC             FIJI           $59.97m       $60.05m       $0.07
B757   BRITANNIA AIRWAYS       UK             $34.91m       $35.46m       $0.55
B757   AEROMEXICO              MEXICO         $33.75m       $33.00m      -$0.75
B737   PEGASUS AIRLINES        TURKEY         $24.73m       $24.35m      -$0.38
B737   ASIANA                  KOREA          $26.09m       $25.95m      -$0.14
B737   CHINA HAINAN            PR CHINA       $23.45m       $22.60m      -$0.85
B737   BRAATHENS               NORWAY         $20.88m       $20.52m      -$0.36
B737   ASIANA AIRLINES         KOREA          $25.87m       $25.82m      -$0.05
B737   CONTINENTAL AIRLINES    USA            $23.48m       $24.23m       $0.75
B737   TRANSAVIA               HOLLAND        $26.00m       $25.56m      -$0.44
B757   TRANS WORLD AIRLINES    USA            $37.74m       $37.84m       $0.10
MD-80  TRANS WORLD AIRLINES    USA            $16.06m       $16.51m       $0.44
MD-80  AIR LIBERTE             FRANCE         $16.66m       $16.90m       $0.24
MD-80  TWA                     USA            $16.61m       $17.38m       $0.76
MD-80  TWA                     USA            $15.96m       $15.32m      -$0.64
MD-80  AEROMEXICO              MEXICO         $17.11m       $17.02m      -$0.09
ENGINE KLM                     HOLLAND         $5.50m        $5.95m       $0.45

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                                           $1,834.16m    $1,833.69m     -$0.47m
                                         --------------------------------------